UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the matter of: Blue Tractor ETF Trust Blue Tractor Group, LLC 57 West 57th Street, 4th Floor New York, NY 10019	File No. 812-
Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.
All communications and orders to:
Michael W. Mundt, Esq.
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Ste. 700
Washington, DC  20006
(202) 419-8403, MMundt@stradley.com

Page 1 of 49 sequentially numbered pages.
As filed with the U.S. Securities and Exchange Commission on January 2, 2020

TABLE OF CONTENTS

I. Summary of Application.	4
A. ETF Relief.	4
B. Section 12(d)(1) Relief.	7
II. Shielded AlphaSM ETFs.	8
A. Applicants.	8
1. The Trust.	8
2. The Initial Adviser.	8
3. The Distributor.	9
B. The Funds and their Investment Objectives.	9
1. The Initial Fund and its Investment Objectives.	9
2. The Funds and Their Investment Objectives.	9
C. Methodology for Shielded AlphaSM ETFs.	9
D. Capital Structure and Voting Rights; Book Entry.	12
E. Exchange Listing.	13
F. Purchases and Redemptions of Shares and Creation Units.	13
1. General.	13
2. Transaction Fees.	15
3. Settlement Process.	16
4. Timing of Orders.	17
5. Pricing of Shares.	17
G. Dividend Reinvestment Service.	18
H. Availability of Information.	18
I. Sales and Marketing Materials; Prospectus Disclosure.	19
J. Benefits to Investors and Arbitrage Efficiency.	20
1. Benefits to Investors.	20
2. Arbitrage Efficiency.	21
3. Board Oversight.	23
K. Other Possible Concerns Regarding ETF Relief.	24
1. Investor Confusion about Dynamic SSRSM Portfolio.	24
2. Market Impact.	24
3. Reverse Engineering.	25
4. Protecting Confidential Information.	25
III. Funds of Shielded AlphaSM ETFs.	25
A. The Investing Funds.	25
B. Proposed Transactions.	26

C. Fees and Expenses.	26
D. Conditions and Disclosure Relating to Section 12(d)(1) Relief.	26
IV. Request for Exemptive Relief and Legal Analysis.	26
A. Sections 2(a)(32) and 5(a)(1) of the 1940 Act.	27
B. Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act.	28
C. Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief.	30
D. Section 22(e) of the 1940 Act.	32
E. Section 12(d)(1) of the 1940 Act.	33
F. Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief.	37
G. Discussion of Precedent.	39
V. Conditions.	40
A. ETF Relief.	40
B. Section 12(d)(1) Relief.	41
VI. Procedural Matters.	44
Appendix A	49

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
In the Matter of: Blue Tractor ETF Trust Blue Tractor Group, LLC File No. 812-[ ]

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

I. Summary of Application.
In this application (“Application”), Blue Tractor Group, LLC (the “Initial Adviser”) and Blue Tractor ETF Trust (the “Trust”, and collectively with the Initial Adviser, “Applicants”), request an order under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (“Order”).1
A. ETF Relief.
Applicants are seeking an Order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the 1940 Act and Rule 22c-l under the 1940 Act (“ETF Relief”) to permit the Trust to create and operate a series with an actively managed investment portfolio (“Initial Fund”) that will offer exchange-traded shares (“Shares”).
Applicants request that the Order requested herein apply not only to the Initial Fund but also to any additional series of the Trust offering exchange-traded Shares as well as other existing or future open-end management companies or existing or future series thereof offering exchange-traded Shares that may utilize active management investment strategies for security selection and portfolio construction (collectively, “Future Funds”). Any Future Fund will (a) be advised by the Initial Adviser or an entity controlling, controlled by, or under common control with the Initial Adviser (the Initial Adviser, each such entity, or any successor thereto, an

[1]
As discussed in further detail below, Applicants previously filed an application (File No. 812-14625) with the U.S. Securities and Exchange Commission (“SEC” or “Commission”) requesting relief from the same provisions of the 1940 Act as the Order (“Prior Application”). The Prior Application was noticed in SEC Rel. No. IC-33682 dated Nov. 14, 2019 (“Prior Notice”) and the order granting the relief was contained in SEC Rel. No. IC-33710 dated Dec. 10, 2019 (“Prior Order” and together with the Prior Notice, “Prior Notice and Order”).

“Adviser”),2 and (b) comply with the terms and conditions of the Application. The Initial Fund and Future Funds together are the “Funds”. Each Fund will operate as an exchange-traded fund (“ETF”).
The Prior Application requested relief from the same provisions of the 1940 Act, but includes a representation that the Funds would invest only in ETFs, Exchange-traded notes, Exchange-traded common stocks,3 common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the Shares, Exchange-traded preferred stocks, Exchange-traded American Depositary Receipts (“ADRs”),4 Exchange-traded real estate investment trusts, Exchange-traded commodity pools, Exchange-traded metals trusts, Exchange-traded currency trusts, and exchange-traded futures5 that trade contemporaneously with the Shares, as well as cash and cash equivalents6 (collectively, “Prior Application Investments”). Under this Application, each Fund could invest in a portfolio of investments (including fixed income securities and/or equity securities) and/or currencies traded in the U.S. and/or non-U.S. markets and derivatives, other assets, and other investment positions (collectively, “Portfolio Instruments”). Portfolio Instruments therefore include Prior Application Investments, as well as other types of investments including, but not limited to, fixed income securities and foreign investments that do not trade contemporaneously with Shares. The Application would also permit the use of Custom Baskets (as defined below).

As noted in the Prior Application, the Commission has issued orders on exemptive applications that involve actively managed ETFs seeking relief substantially identical to the relief that Applicants are requesting. In issuing most prior orders, the Commission has historically required full disclosure of an active ETF’s portfolio on a daily basis as a means of facilitating the arbitrage mechanism. The Commission also has recently adopted an exemptive rule that provides relief for actively managed ETFs that publish their portfolios on a daily basis.7  More recently, the Commission issued the Prior Order, which allows for the operation of ETFs that would not publicly disclose their complete portfolio holdings on a daily basis, but instead would facilitate the arbitrate mechanism through the alternative means described below.  The

[2]	For purposes of the requested Order, a “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the types of business organization.
[3]
Although a Fund under the Prior Order may invest in securities of companies of any capitalization, a Fund would not invest in “penny stocks,” as defined by Rule 3a51-1 under the Securities Exchange Act of 1934 (the “Exchange Act”).

[4]
ADRs are issued by a U.S. financial institution (a “depository”) and evidence ownership in a security or pool of securities issued by a foreign issuer that have been deposited with the depository. Each ADR is registered under the Securities Act on Form F-6. Under the Prior Order, ADRs in which a Fund may invest will trade on an Exchange.

[5]
Exchange-traded futures are U.S. listed futures contracts where the future contract’s reference asset is an asset that the Fund could invest in directly, or in the case of an index future, is based on an index of a type of asset that the Fund could invest in directly, such as an S&P 500 index future. Under the Prior Order, all future contracts that a Fund may invest in will be traded on a U.S. futures exchange, such as the Chicago Board of Trade or the Chicago Mercantile Exchange.

[6]	Cash equivalents are short-term U.S. Treasury securities, government money market funds, and repurchase agreements.
[7]	Rule 6c-11 under the 1940 Act. See Exchange-Traded Funds, Release No. IC-33646 (Sept. 25, 2019) (“Rule 6c-11 Adopting Release”).

Commission also issued orders relating to actively managed ETFs that would use other alternatives to daily portfolio disclosure.8
As described in the Prior Application, Applicants believe that for some investment strategies, full portfolio transparency could lead to front-running of an ETF’s portfolio trades and allow other investors to replicate an ETF’s portfolio positioning.  As a result, while full portfolio transparency may facilitate an arbitrage process that permits the shares of the ETF to trade at market prices close to NAV, the NAV itself may be adversely affected.  Accordingly, consistent with the Prior Order, in lieu of disclosing complete portfolio holdings daily to facilitate market participants’ intraday arbitrage in Shares, including hedging their positions in Shares, the Fund will provide other information that Applicants believe will be sufficient on its own to enable such arbitrage.
 Applicants propose to offer “Shielded AlphaSM ETFs,” Funds that would not disclose their full portfolios on a daily basis, but would allow for efficient trading of Shares through the publication of the Dynamic SSRSM Portfolio (as defined below).  Specifically, each day a proprietary algorithmic process will be applied to the Fund portfolio to generate a basket of securities and cash the performance of which is designed to closely track the daily performance of the Fund’s portfolio (the “Dynamic Stock Specific Risk Portfolio” or “Dynamic SSRSM Portfolio”).  Consistent with its Prior Application, Applicants believe that this approach, as described in further detail below, will create an alternative mechanism designed to allow for effective arbitrage in the Funds’ Shares.
Even though the Funds will not publish their full portfolios daily, Applicants believe that the Dynamic SSRSM Portfolio will allow market participants to assess the intraday value and risk of the Funds’ portfolios and to create effective pricing and hedging vehicles to allow for efficient arbitrage of the Funds’ Shares.  As with existing fully transparent active ETFs, arbitrageurs and market makers then would be able to assess whether the market price of the Shares was higher or lower than the approximate contemporaneous value of the portfolio securities, and to make appropriate arbitrage and hedging decisions, as discussed in greater detail below. As a result, Applicants believe that investors would be able to purchase and sell Shares in the secondary market at prices that do not vary materially from their NAV.
The Order would permit (i) Shares of the Funds to trade on an Exchange (as defined below) at prices set by the market rather than at NAV per Share; (ii) certain Funds that invest in foreign investments (defined below) to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption; (iii) Shares to be redeemable in large aggregations only (“Creation Units”); and (iv) certain affiliated persons of the Trust to buy securities from, and sell securities to, the Funds in connection with the purchase and redemption of Creation Units.

[8]
See Precidian ETFs Trust, Investment Company Act Release Nos. 33440 (Apr. 8, 2019) (notice) and 33477 (May 20, 2019) (order) (“Precidian Notice and Order”).; Fidelity Beach Street Trust, et al., Investment Company Act Release Nos. 33683 (Nov. 14, 2019) (notice) and 33710 (Dec. 10, 2019) (order) (“Fidelity Notice and Order”); Natixis ETF Trust II, et al., Investment Company Act Release Nos. 33684 (Nov. 14, 2019) (notice) and 33711 (Dec. 10, 2019) (order) (“Natixis Notice and Order”); T. Rowe Price Associates, Inc., et al., Investment Company Act Release Nos. 33685 (Nov. 14, 2019) (notice) and 33713 (Dec. 10, 2019) (order) (“T. Rowe Notice and Order”) (collectively, “Other ETF Structures”).

Shares of each Fund will be purchased from the Trust only in Creation Units.  Creation Units will be separable upon issue into such individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (“Exchange”). The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.
B. Section 12(d)(1) Relief.
Consistent with the Prior Order, Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Exchange Act (“Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B).  Applicants request that any exemption under Section 12(d)(1)(J) apply to:  (1) with respect to Section 12(d)(1)(B), any Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for the Fund and any Brokers selling Shares of a Fund to an Investing Fund, as defined below; and (2) with respect to Section 12(d)(1)(A), each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds, and that enters into a FOF Participation Agreement (as defined herein) to acquire Shares of a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”).  Investing Funds do not include the Funds.  This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations set forth in Section 12(d)(1)(B) (“Section 12(d)(1) Relief”).
The Future Funds might include one or more ETFs that invest in other ETFs (“FOF ETF”).  For purposes of complying with Section 12(d) of the 1940 Act, a FOF ETF will either comply with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with Rules 12d1-1, 12d1-2, or 12d1-3.  In addition, an FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1).9
All entities that currently intend to rely on the Order are named as Applicants. Any entity that relies on the Order in the future will comply with the terms and conditions of the Application. An Investing Fund may rely on the Order only to invest in Funds and not in any other registered investment company. In connection with the Section 12(d)(1) Relief, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the “in-kind”

[9]	In no case, however, will a Fund that is an FOF ETF rely on the exemption from Section 12(d)(1) being requested in this Application.

transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.
Applicants further request that, following approval, the terms and conditions of the Order may apply to registered open-end management investment companies or series thereof not advised by the Adviser that seek to operate as Shielded AlphaSM ETFs.  Applicants anticipate that the Initial Adviser or an affiliate thereof will enter into license agreements with other registered investment advisers (each, a “Licensed Adviser”) advising an open-end management investment company that intends to launch new series operating as Shielded AlphaSM ETFs (the Licensed Adviser and such investment company together, the “Future Applicants”). 10  Future Applicants will apply for a separate exemptive order that incorporates by reference all the terms and conditions of this application and any amendments thereto.11
No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.
II. Shielded AlphaSM ETFs.
A. Applicants.
1. The Trust.  The Trust is a statutory trust organized under the laws of Delaware and has registered with the Commission as an open-end management investment company. The Trust is organized as a series fund and may have multiple series pursuant to registration statements on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933 (“Securities Act”) and the 1940 Act (each, a “Registration Statement”). The Trust will be overseen by a board of trustees (the “Board”) which maintains the composition requirements of Section 10 of the 1940 Act.12 Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as “diversified” or “non-diversified” under the 1940 Act. A Fund may or may not maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company (“RIC”) diversification requirements of the Internal Revenue Code of 1986, as amended (the “Code”).
2. The Initial Adviser.  The Initial Adviser will be the investment adviser to the Initial Fund. The Initial Adviser is a Delaware limited liability company with an address of 57 West 57th Street, 4th Floor, New York, New York 10019. The Initial Adviser will be registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”) prior to serving as the investment adviser to any Fund. Any Adviser to a Future Fund will be registered as an investment adviser under the Advisers Act prior to serving

[10]	Various aspects of the Shielded AlphaSM ETFs are the subject of pending patent applications.
[11]
The Commission has permitted similar approaches in other instances.  See Prior Notice and Order; Fidelity Notice and Order; T. Rowe Notice and Order; Natixis Notice and Order; Precidian Notice and Order; Eaton Vance Management, et. al., Investment Company Act Release Nos. 31333 (Nov. 6, 2014) (notice) and 31361 (Dec. 2, 2014) (order) (“Eaton Vance Management Notice and Order”); American Beacon Nextshares Trust, et al., Investment Company Act Release Nos. 31498 (Mar. 6, 2015) (notice) and 31542 (April 1, 2015) (order) (“American Beacon Nextshares Notice and Order”).

[12]	The term “Board” includes any board of directors or trustees of a Future Fund, if different.

as the investment adviser to any Fund.  The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund. The Adviser will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of the Fund. The Adviser may enter into sub-advisory agreements with investment advisers to act as sub-advisers with respect to the Funds (each a “Sub-Adviser”). Any Sub-Adviser will be registered under the Advisers Act.
3. The Distributor.  The Trust will enter into a distribution agreement with one or more distributors.  Each distributor will be a registered broker-dealer under the Exchange Act and will act as the distributor and principal underwriter (“Distributor”) of the Creation Units for the Funds.  The Distributor for each Fund will comply with the terms and conditions of the Application.  The Distributor will distribute Creation Units of the Shares on an agency basis.  The Distributor of any Fund may be an affiliated person of the Adviser and/or Sub-Advisers.
The Distributor is not and will not be affiliated with any Exchange on which Shares are listed.
B. The Funds and their Investment Objectives.
1. The Initial Fund and its Investment Objectives.  Applicants currently expect the Initial Fund to be the Blue Tractor Large Cap Equity Fund and to seek total return by investing primarily in large capitalization, domestic equity securities.  The Initial Fund is described in Appendix A.
2. The Funds and Their Investment Objectives. Each Fund will invest its assets in accordance with the investment objectives and policies set forth in its respective registration statement. Applicants anticipate that each Fund will invest in one or more of the Portfolio Instruments. No Fund will borrow for investment purposes or hold short positions.  The Funds also will not purchase any securities that are illiquid investments (as defined in Rule 22e-4(a)(8)) at the time of purchase.  Applicants believe that the liquidity and pricing transparency in the underlying markets for the Portfolio Instruments will facilitate the ability of market participants to engage in effective hedging and arbitrage, as discussed below, which should help to minimize potential spreads on the trading of Shares, as well as any premiums or discounts at which a Fund’s Shares may trade relative to the NAV of the Fund. A Fund may invest in a wholly owned subsidiary organized under the laws of the Cayman Islands or under the laws of another non-U.S. jurisdiction (a “Wholly Owned Subsidiary”) in order to pursue its investment objectives and/or ensure that the Fund remains qualified as a RIC under the Code for U.S. federal income tax purposes.  For a Fund that invests in a Wholly Owned Subsidiary, the Adviser will serve as an investment adviser to both the Fund and the Wholly Owned Subsidiary.
C. Methodology for Shielded AlphaSM ETFs.
Like existing actively managed ETFs in the market, a Fund will disclose on a website on each Business Day (as defined below), before commencement of trading in Shares on the Exchange, the identities of all the Portfolio Instruments held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.  However, unlike existing actively managed ETFs, this disclosure will not include the exact quantities of the Portfolio Instruments held by the Fund.  Although Applicants recognize that full portfolio transparency of both the identities and the quantities of Portfolio Instruments may facilitate the efficient trading of ETF shares in the secondary market, Applicants believe that this level of disclosure can be harmful to an ETF because it could lead to front-running of portfolio adjustments.  As a result, the market price of an ETF share may be close to the NAV of the share, but the NAV itself could be adversely affected.
Accordingly, Applicants intend to provide investors with information to permit efficient trading of Shares, while protecting the alpha-generating portfolio strategies of a Fund.  Through substantial portfolio transparency, the Adviser believes that its Shielded AlphaSM ETFs will protect Fund performance and allow the Shares to trade at prices close to NAV.  The Funds will provide information relevant to the value of the portfolios of the Funds, but generally without revealing the specific weightings of the Portfolio Instruments, through the Dynamic SSRSM Portfolio (the “Shielded AlphaSM Solution”).
The Adviser has developed a proprietary algorithmic process that will be applied to the Portfolio Instruments on a daily basis to generate the Dynamic SSRSM Portfolio.  The Dynamic SSRSM Portfolio will be publicly available on the Fund website before the commencement of trading in Shares on each Business Day.13  The Dynamic SSRSM Portfolio construction process has four key elements:
•
Same securities as the portfolio.  The Dynamic SSRSM Portfolio will contain all of the names of the securities in the actual portfolio, and only the securities that are in the actual portfolio (and also could contain cash to represent the Fund’s holdings of cash).

•	Substantial overlap with portfolio assets. The Dynamic SSRSM Portfolio will have a minimum weightings overlap of 90% with the Fund portfolio assets at the beginning of each trading day.[14]
•
Guardrails on weightings deviations of individual securities.  The potential deviation in the weightings of specific securities and cash positions in the Dynamic SSRSM Portfolio from the weightings of those specific securities and cash positions in the actual portfolio as of the beginning of each trading day will be subject to a publicly disclosed maximum deviation (e.g., 2%) (the “Guardrail Amount”).  The Guardrail Amount will ensure that no individual security in the

[13]
The Dynamic SSRSM Portfolio published on the Fund’s website each Business Day will include the following information for each portfolio holding in the Dynamic SSRSM Portfolio:  (1) ticker symbol; (2) CUSIP or other identifier; (3) description of holding; (4) quantity of each security or other asset held; and (5) percentage weight of the holding in the Dynamic SSRSM Portfolio.  Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in the Fund’s NAV on the current Business Day (“T+1”).  The algorithm will be applied to the portfolio after the close of trading on Day T to generate the Dynamic SSRSM Portfolio that would be disseminated before trading begins on Day T+1.

[14]	The precise percentage of aggregate overlap in weightings from 90% to 100% will be randomly generated each day and will not be disclosed.

Dynamic SSRSM Portfolio will be overweighted or underweighted by more than the publicly disclosed percentage when compared to the actual weighting of each security within the Fund portfolio as of the beginning of each trading day.
•
Correlated performance.  After randomly determining the specific overlap amount for a given day, the algorithm will generate the weightings of the specific securities in the Dynamic SSRSM Portfolio within the specified Guardrail Amount and with the goal of maximizing the correlation between the Dynamic SSRSM Portfolio and the actual portfolio. [15]

As a result of these parameters, the Dynamic SSRSM Portfolio will be constructed in a manner that Applicants expect will allow the Dynamic SSRSM Portfolio to track the performance of the Fund.
Each day the Dynamic SSRSM Portfolio will serve the functions of 1) the in-kind Creation Basket for that day,16 and 2) an arbitrage tool for market makers.  Notably, however, the Dynamic SSRSM Portfolio will not reveal the exact weightings of the portfolio contents of the Fund portfolio on any given day, nor will the Dynamic SSRSM Portfolio permit market participants to assess changes in the weightings of the positions in the actual Fund portfolio from day-to-day.  Accordingly, the Dynamic SSRSM Portfolio will shield the alpha generating strategies of the portfolio manager of the Fund while allowing arbitrageurs and market participants to be able to use the component securities in the Dynamic SSRSM Portfolio to calculate intraday values that approximate the value of the actual portfolio.  Except for Custom Baskets, the Dynamic SSRSM Portfolio will serve as the specified Creation Basket for a Fund on each Business Day as described in Section II.F.  Although the Dynamic SSRSM Portfolio will contain all of the same securities as in the actual portfolio, the weightings of the securities in the Dynamic SSRSM Portfolio, and therefore in the standard Creation Basket, generally will not match the weightings of the securities in the actual portfolio.  However, because the overlap in assets will be so high, a Shielded AlphaSM ETF may not need to sell any securities contained in the standard Creation Basket because the incoming amounts of securities may be within acceptable ranges for the desired composition of the actual portfolio.  In any event, Applicants anticipate that the Transaction Fee (defined below) will help offset transaction expenses that may be incurred by a Fund in connection with necessary portfolio adjustments as a result of creation and redemption activity.  This process will help to maintain the confidentiality of the full Portfolio Instruments in the actual portfolio while promoting efficient portfolio management.
Applicants also believe that the Dynamic SSRSM Portfolio will provide an alternative to full portfolio transparency that will enable market makers to understand the value and risk of the actual Portfolio Instruments such that they can make efficient markets in the Shares.  First, the

[15]
Applicants expect that the performance of the Dynamic SSRSM Portfolio and the actual portfolio will be closely aligned in light of the construction process for the Dynamic SSRSM Portfolio, and Applicants do not expect the Tracking Error to exceed 1%.  For these purposes, “Tracking Error” is defined to mean the standard deviation over the past three months of the daily difference, in percentage terms, between the Dynamic SSRSM Portfolio per share NAV and that of the Fund at the end of the trading day.

[16]	As described below, however, Custom Baskets may also be utilized for creations and redemptions, consistent with Rule 6c-11.

Dynamic SSRSM Portfolio and the actual portfolio will consist of the same securities.  This helps ensure that the Dynamic SSRSM Portfolio and the actual portfolio will be subject to the same individual stock risk, and volatility experienced in the stock prices of actual portfolio securities  will be reflected in both the Dynamic SSRSM Portfolio and the actual portfolio, although because the weightings of the Dynamic SSRSM Portfolio and the actual portfolio generally will not match exactly, there will be some difference in the risk exposures.  Second, because the weightings of the assets of the Dynamic SSRSM Portfolio will overlap by a randomly generated amount of between 90% and 100% with the weightings of the assets of the actual portfolio, the respective portfolios will be very similar.  Third, the Guardrail Amounts will identify possible deviations between the weightings of individual securities in the Dynamic SSRSM Portfolio and the actual portfolio.  The Guardrail Amount would help market participants evaluate the risk that the performance of the Dynamic SSRSM Portfolio may deviate from the performance of a Fund’s actual portfolio.  Finally, the algorithm that generates the Dynamic SSRSM Portfolio each day is designed to maximize the correlation between the actual portfolio and the Dynamic SSRSM Portfolio.  For these reasons, the portfolios will be highly correlated and the Dynamic SSRSM Portfolio will serve as an effective arbitrage tool for market makers.17
D. Capital Structure and Voting Rights; Book Entry.
Shareholders of a Fund will have one vote per Share or per dollar with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Delaware statutory trusts.
Shares will be registered in book-entry form only and the Funds will not issue Share certificates.  The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares.  Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”).  Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants.  The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified.  No shareholder shall have the right to receive a certificate representing Shares.  Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ or Adviser’s expense through the customary practices and facilities of the DTC and DTC Participants.

[17]
As discussed in Section IV.G. below, the Commission previously granted exemptive orders to index ETFs that could utilize correlation algorithms for basket construction.  The Commission did not predicate this relief on any particular standards to ensure correlation or on any amount of overlap in the weightings of the securities in the Creation Baskets and the actual portfolios on either an aggregate portfolio basis or an individual security basis.  In its comments on the proposal for Rule 6c-11 under the Act, Vanguard commented that in their experience, “a healthy, well-functioning ETF arbitrage mechanism does not require daily disclosure of full portfolio holdings,” but rather “a well-constructed basket with performance that closely tracks the performance of both the fund and its index promotes an efficient arbitrage process.”  In support, Vanguard noted that in 2017, its domestic stock index ETF baskets tracked daily fund performance with an absolute excess return of 0.4 bps (and with a standard deviation of 0.5 bps).  See Vanguard comments on Proposed Rule Regarding Exchange-Traded Funds, p. 3, at https://www.sec.gov/comments/s7-15-18/s71518-4457959-175784.pdf.

E. Exchange Listing.
Shares will be listed on the Exchange and traded in the secondary market in the same manner as other equity securities and ETFs.
Except as permitted by the relief requested from Section 17(a), no affiliated person, or affiliated person of an affiliated person, of the Funds will maintain a secondary market in Shares.
It is expected that the Exchange will select, designate or appoint one or more specialists or market makers (collectively, “Exchange Market Makers”) for the Shares of each Fund.18 As long as the Funds operate in reliance on the requested Order, the Shares will be listed on the Exchange.
F. Purchases and Redemptions of Shares and Creation Units.
1. General.  The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. Eastern time (“ET”) on each “Business Day,” which is defined to include any day that the Trust is open, including any day when it satisfies redemption requests as required by Section 22(e) of the 1940 Act. The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that a Creation Unit will consist of at least 5,000 Shares. 19 Creation Units of the Initial Fund and certain Future Funds may be purchased and/or redeemed entirely for cash. Applicants anticipate that the trading price of a Share will range from $10 to $100.
In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash, purchasers will be

[18]
If Shares are listed on The NASDAQ Stock Market LLC (“Nasdaq”) or a similar electronic Exchange (including NYSE Arca), one or more member firms of that Exchange will act as Exchange Market Maker and maintain a market for Shares trading on that Exchange.  On Nasdaq, no particular Exchange Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Exchange Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Exchange Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions.  No Exchange Market Maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act due solely to ownership of Shares as discussed in Section IV.C. below.

[19]
In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Instruments to be made available to redeemers shall be established as of such termination date.  There are no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the Shares of the Trust or the Funds entitled to vote.  Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents will provide that the Board will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit.  Therefore, in the event of a termination, the Board, in its sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all beneficial owners with an “in-kind” election for beneficial owners owning in excess of a certain stated minimum amount.

required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).20  The names and quantities of the instruments that constitute the Deposit Instruments and the Redemption Instruments for a Fund (collectively, the “Creation Basket”)21 will be the same as the Fund’s Dynamic SSRSM Portfolio, except to the extent that purchases and redemptions are made using: (i) a basket composed of a non-representative selection of the Fund’s portfolio holdings or (ii) a representative basket that is different from the initial basket used in transactions on the same Business Day (in each case, a “Custom Basket”).22
If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”).
Each Fund will adopt and implement policies and procedures regarding the composition of its Creation Baskets (such policies and procedures, “Basket Procedures”). A Fund’s Basket Procedures will set forth detailed parameters for the construction and acceptance of baskets that are in the best interests of the Fund and its shareholders, including the process for any revisions to or deviations from those parameters.  The Fund’s Basket Procedures would be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the 1940 Act.
Each Business Day, before the open of trading on the Exchange where the Fund is listed, the Fund will publish the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day.  The published Creation Basket will generally apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.23  The Dynamic SSRSM Portfolio will be published each Business Day regardless of whether a Fund decides to issue or redeem Creation Units utilizing one or more Custom Baskets.

[20]
The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act.

[21]	Deposit Instruments and Redemption Instruments may include cash and/or securities.
[22]	Rule 6c-11(a)(1) defines “custom basket” in the same manner. As under Rule 6c-11, a Custom Basket includes cash or partial cash baskets.
[23]
The Adviser and any Sub-Adviser, as well as the Distributor, will each have adopted a Code of Ethics as required under Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”).  In addition, the Adviser will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or associated person (“Inside Information Policy”).  Any Sub-Adviser will be required to adopt and maintain a similar code of ethics and inside trading policy and procedures.  In accordance with the Code of Ethics and Inside Information Policy of the Adviser or Sub-Advisers, personnel of those entities with knowledge about the composition of a Creation Basket will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is a member or participant of a clearing agency registered with the Commission, which has a written agreement with the Fund or one of its service providers that allows the Authorized Participant to place orders for the purchase and redemption of Creation Units. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.  Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g. Distributor) or affiliated person of the Fund, or any affiliated person of such person, will be an Authorized Participant in Shares.
A Fund may use Custom Baskets to the extent permitted by Rule 6c-11 under the 1940 Act.24 Applicants believe that Custom Baskets benefit ETFs (and their shareholders) by reducing costs, increasing efficiency and improving trading. The Commission recognized these benefits in the Rule 6c-11 Adopting Release.25 As noted above, the Funds may invest in one or more of the Portfolio Instruments, including fixed income securities and foreign investments. The ability to use Custom Baskets is particularly important for ETFs investing in these unique markets.

Applicants further note that because the Funds will only use Custom Baskets to the extent permitted by Rule 6c-11, any concerns regarding the potential risk of overreaching should be adequately addressed.26 The only difference between the Funds and other active ETFs that rely on Rule 6c-11 is the fact that the Funds will not disclose their full portfolio holdings daily. Applicants do not believe that this difference raises any novel concerns with respect to transactions in Custom Baskets that would not be addressed by the conditions set forth in Rule 6c-11.27

2. Transaction Fees.  All persons purchasing or redeeming Creation Units are expected to incur a transaction fee to cover the estimated cost to a Fund of processing the transaction, including the costs of clearance and settlement, and the estimated trading costs incurred in converting the Creation Basket to the desired portfolio composition (“Transaction Fee”).
The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems

[24]
Rule 6c-11 requires, among other things, that an ETF that uses Custom Baskets adopt policies and procedures  that set forth detailed parameters for the construction and acceptance of custom Baskets that are in the best interest of the ETF and its shareholders.

[25]	Rule 6c-11 Adopting Release.
[26]
See id. (stating that the basket conditions under Rule 6c-11 are “designed to address concerns regarding the potential risk of overreaching”). Under Rule 6c-11, an ETF’s Basket Procedures must: (i) set forth detailed parameters for the construction and acceptance of Custom Baskets that are in the best interest of the ETF and its shareholders, including the process for any revisions to, or deviations from, those parameters; and (ii) specify the titles or roles of the employees of the ETF’s investment adviser who are required to review each Custom Basket for compliance with those parameters.

[27]	Applicants note, for example, that an Authorized Participant would be no better positioned to “cherry-pick” or pressure a Fund into including desirable securities in a basket.

Creation Units.28 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.29 Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Instruments.  Variations in the Transaction Fee may be made from time to time.
In addition, investors purchasing or redeeming Creation Units that clear through DTC may pay a higher Transaction Fee than on purchases or redemptions that clear through NSCC,30 because Applicants expect DTC generally to charge Funds more than NSCC in connection with Creation Unit transactions. No sales charges for purchases of Shares of any Fund will be imposed by any Fund.
3. Settlement Process. Purchase orders for creations and redemptions of each Fund’s Creation Units will be processed either through an enhanced clearing process or through a non-automated clearing process as described immediately below. Settlement and clearing of foreign securities presently cannot be made using either the NSCC Process or DTC clearing processes (“DTC Process”).
For Funds investing in foreign securities, once a purchase order for a Creation Unit has been placed with the Distributor, the Distributor will inform the Adviser and the Fund’s custodian (“Custodian”). The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner, the relevant Deposit Instruments and/or cash. Deposit Instruments and/or cash must be delivered to the accounts maintained at the Custodian or applicable sub-custodians. If applicable, the sub-custodians will confirm to the Custodian that the required cash and/or Deposit Instruments have been delivered, and the Custodian will notify the Adviser and Distributor that such required cash and/or Deposit Instruments have been delivered. The Distributor will then furnish the Authorized Participant with a confirmation and the Fund’s prospectus (“Prospectus”).
The Shares of each Fund will clear and settle in the same manner as the shares of other ETFs, and Deposit Instruments will settle in the same manner as other relevant instruments. Deposit Instruments that are U.S. government or U.S. agency securities will settle via free delivery through the Federal Reserve System. Other fixed income instruments will settle in accordance with the normal rules for settlement of such instruments in the applicable market.

[28]	In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.
[29]
Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments or requires purchases or redemptions to be made entirely or in part in cash on a given day, the Fund may assess a higher Transaction Fee to offset higher transaction costs to the Fund.

[30]
Authorized Participants who participate in the Continuous Net Settlement (“CNS”) System of the NSCC are expected to be able to use the enhanced NSCC/CNS process for effecting in-kind purchases and redemptions of ETFs (the “NSCC Process”) to purchase and redeem Creation Units of Funds that limit the composition of their Baskets to include only NSCC Process-eligible instruments (generally domestic equity securities and cash).  Because the NSCC Process is generally more efficient than the DTC clearing process, DTC will likely charge a Fund more than NSCC to settle purchases and/or redemptions of Creation Units.

Equity securities will be processed either through an enhanced clearing process or through a non-automated clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants in the CNS System of the NSCC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of domestic ETF securities. This enhanced clearing process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the non-automated clearing process (i.e., the DTC Process), which is available to all DTC Participants, involves an individual line-by-line movement of each securities position.
The Shares will typically settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Instruments and/or cash and will instruct the movement of Shares only upon validation that such instruments have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments and/or cash and will generally occur on a settlement cycle of T+2 Business Days or shorter.31 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares.
4. Timing of Orders.  All orders to purchase or redeem Creation Units, whether using the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (“Transmittal Date”) in order for the investor to receive the NAV determined on the Transmittal Date.  Where the Fund agrees to accept or deliver cash in lieu of certain securities at the request of an Authorized Participant as noted above, the order must be received by the Distributor sufficiently in advance of the NAV Calculation Time in order to help ensure that the Fund has an opportunity to purchase the missing securities with the cash in lieu amounts or to sell securities to generate the cash in lieu amounts prior to the NAV Calculation Time.  On days when an Exchange closes earlier than normal, the Funds may require custom orders to be placed earlier in the day.
5. Pricing of Shares.  The price of Shares will be based on a current bid/offer in the secondary market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, and it is also subject to the current value of the Portfolio Instruments held by the Fund as reflected in the Dynamic SSRSM Portfolio. Shares of a Fund, available for purchase or sale on an intraday basis, do not have a fixed relationship to the

[31]
Applicants note that Shares of the Funds typically will trade and settle on a trade date plus two business days (“T+2”) basis. Where this occurs, Applicants believe that Shares of each fixed income fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Instruments through the Shares’ T+2 settlement date. As with other investment companies, the 1940 Act requires the Funds to calculate NAV based on the current market value of Portfolio Instruments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the fixed income funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+2 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds. The Exchange Market Makers, arbitrageurs and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

previous day’s NAV or the current day’s NAV. Therefore, prices on the Exchange may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Shares on the Exchange will be subject to customary brokerage fees and charges.
G. Dividend Reinvestment Service.
The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value, in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.
H. Availability of Information.
As noted in the Prior Application, Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Funds’ website, which will be publicly available prior to the public offering of Shares, will include a Prospectus  for each Fund that may be downloaded. Investors interested in a particular Fund can also obtain its statement of additional information (“SAI”), Shareholder Reports, Form N-CSR and Form N-CEN, filed with the Commission. The Prospectus, SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-CEN may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.  The Funds also will provide the quarterly portfolio disclosures required for mutual funds under Rule 30b1-9 under the 1940 Act and Form N-PORT.
The Fund’s website will include on a daily basis, per Share for each Fund, the prior Business Day’s NAV and the Closing Price32 or mid-point of the highest bid and lowest offer at the time of calculation of such NAV (the “Bid/Ask Price”),33 and a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV. The Funds may also provide other additional quantitative information on their website.  In addition, each Fund will provide any other information on their website regarding premiums/discounts34 that ETFs registered under the 1940 Act may be required to provide. The website also will disclose on a daily basis the Dynamic SSRSM Portfolio for each Fund, the Guardrail Amount, and bid/ask spread information.

[32]	The “Closing Price” of Shares is the official closing price of Shares on the Fund’s Exchange.
[33]
The Bid/Ask Price of a Fund is based on the National Best Bid and Offer at the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds or their service providers.  The “National Best Bid and Offer” is the current national best bid and national best offer as disseminated by the Consolidated Quotation System or UTP Plan Securities Information Processor.

[34]	“Premium/discount” refers to the premium or discount to NAV at the end of the trading day and will be calculated based on the last Bid/Ask Price or the Closing Price on a given trading day.

In addition, because the Shares will be listed on an Exchange, prospective investors will have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s Closing Price and trading volume information will be published daily in the financial section of newspapers.
I. Sales and Marketing Materials; Prospectus Disclosure.
Consistent with the Prior Order, Applicants will take steps to avoid investor confusion between the Funds and fully transparent active ETFs.
In a prominent location near the Fund’s name, on both the outside front cover of each Fund’s prospectus and summary prospectus, as well as each Fund’s website and any marketing material, the Fund will include the following legend (the “Legend”), unless otherwise requested by the staff of the Commission:
This ETF is different from traditional ETFs.
Traditional ETFs tell the public what assets they hold each day.  This ETF will not. This may create additional risks for your investment.  For example:
•	You may have to pay more money to trade the ETF’s shares. This ETF will provide less information to traders, who tend to charge more for trades when they have less information.
•
The price you pay to buy ETF shares on an exchange may not match the value of the ETF’s portfolio.  The same is true when you sell shares.  These price differences may be greater for this ETF compared to other ETFs because it provides less information to traders.

•	These additional risks may be even greater in bad or uncertain market conditions.
•
The ETF will publish on its website each day a “Dynamic SSRSM Portfolio” designed to help trading in shares of the ETF.  While the Dynamic SSRSM Portfolio includes all the names of the ETF’s holdings, it is not the ETF’s actual portfolio.

The differences between this ETF and other ETFs may have advantages.  By keeping certain information about the ETF portfolio secret, this ETF may face less risk that other traders can predict or copy its investment strategy.  This may improve the ETF’s performance.  If other traders are able to copy or predict the ETF’s investment strategy, however, this may hurt the ETF’s performance.
For additional information regarding the unique attributes and risks of the ETF, see section [X – i.e., the later discussion of the Dynamic SSRSM Portfolio and the risks of the ETF] below.
Further, in its Prospectus, marketing materials and website, each Fund will describe in plain English the nature and purpose of the Dynamic SSRSM Portfolio, how the Dynamic SSRSM

Portfolio is designed to differ from the Fund’s actual portfolio, and where an investor can get access to the Dynamic SSRSM Portfolio and the Guardrail Amount.  Each Fund will describe in more detail and in plain English that, (1) although the Dynamic SSRSM Portfolio is intended to provide investors with enough information to allow for an effective arbitrage mechanism that will keep the market price of the Fund at or close to the underlying NAV per Share of the Fund, there is a risk (which may increase during periods of market disruption or volatility) that market prices will vary significantly from the underlying NAV of the Fund; (2) ETFs trading on the basis of a published Dynamic SSRSM Portfolio may trade at a wider bid/ask spread than ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility, and therefore, may cost investors more to trade, and (3) although the Fund seeks to benefit from keeping its portfolio information secret, market participants may attempt to use the Dynamic SSRSM Portfolio to identify a Fund’s trading strategy, which if successful, could result in such market participants engaging in certain predatory trading practices that may have the potential to harm the Fund and its shareholders.
The Funds also will disclose that because the Shares are traded in the secondary market, a broker may charge a commission to execute a transaction in Shares, and an investor also may incur the cost of the spread between the price at which a dealer will buy Shares and the somewhat higher price at which a dealer will sell Shares.
J. Benefits to Investors and Arbitrage Efficiency.
1. Benefits to Investors.
Unlike ETFs that publish their portfolios on a daily basis, the Funds propose to allow for efficient trading of Shares through substantial portfolio transparency, while generally shielding the specific weightings of the portfolio contents of the Funds. As explained in the Prior Application, Applicants believe that this approach will provide an important benefit to investors by protecting the Funds from the potential for front-running of portfolio transactions, which could adversely impact the performance of the Funds.  Applicants believe that Shielded AlphaSM ETFs will allow investors to access active investment strategies offered by certain investment advisers that are currently only available via mutual funds, while also taking advantage of the traditional benefits of ETFs (e.g., lower fund costs, tax efficiencies and intraday liquidity).
Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units. One is the institutional investor that desires to invest in a professionally managed, diversified portfolio of securities and finds the Shares a cost effective means to do so.  The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium (or discount) in the market price of Shares on the Exchange versus the cost of creating (or redeeming) a Creation Unit. Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market. Applicants also believe that arbitrageurs will employ methods, including “bona fide arbitrage,” which are currently used throughout the financial services industry, to make efficient markets in exchange-traded products.35  As described below, Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at NAV should ensure that the Shares will trade at market prices that are close to NAV.
Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.  As in the case of other active ETFs, Funds will issue Shares that can be bought or sold like stocks any time throughout each trading day at market prices that are normally close to NAV.  Applicants also believe that the Funds may be relatively tax-efficient investment vehicles to the extent that certain Funds can minimize capital gains by eliminating from the portfolio low cost basis securities through the in-kind redemption process.
Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds.  For example, intraday trading could permit an investor to purchase Shares in the midst of an appreciating market, rather than wait for an end-of-day price.  Similarly, intraday trading could permit an investor to sell Shares in a declining market without waiting for an end-of-day price.  In general, an investor may find that the ability to purchase and sell Shares during the course of the day provides a higher degree of transactional flexibility than with a mutual fund. This feature of trading intraday at market prices would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.
2. Arbitrage Efficiency.
For the reasons noted below, the close relationship between the Dynamic SSRSM Portfolio and the actual portfolio should cause the value of the securities in the Dynamic SSRSM Portfolio at the end of the Business Day to be close to the NAV of the Shares in a Creation Unit, thus minimizing any Cash Amount necessary to ensure that the purchase and redemption transactions with the Fund are priced at NAV.  More specifically, because the Dynamic SSRSM Portfolio is designed to track closely the performance of the relevant Fund’s actual portfolio, Applicants believe that arbitrageurs and market participants will be able to use the component securities in the Dynamic SSRSM Portfolio to calculate intraday values that approximate the value of the securities in the actual portfolio.36  The Funds will publish on their website information generally describing the process through which the Dynamic SSRSM Portfolio is constructed and other statistical information concerning the relationship between each Fund’s Dynamic SSRSM Portfolio and its actual portfolio that Applicants believe will facilitate efficient markets in the Fund’s Shares.

[35]
The New York Institute of Finance defines “bona fide arbitrage” as “arbitrage transactions by professional traders that take profitable advantage of prices for the same or convertible securities in different markets. The risk is usually minimal and the profit correspondingly small.”  https://www.nyif.com/dictionary/b/term/bonafidearbitrage

[36]
This arbitrage process is similar to the arbitrage process that exists for unaffiliated index-based ETFs that do not publish their portfolios on a daily basis and that use in-kind baskets for creation and redemption transactions with the ETF that are subsets of the portfolio securities designed to produce performance that tracks the portfolio performance.

As with existing fully transparent active ETFs, arbitrageurs and market makers will be able to assess whether the market price of the Shares is higher or lower than the approximate contemporaneous value of the portfolio securities, and to make arbitrage and hedging decisions, using the securities in the Dynamic SSRSM Portfolio.  For example, Applicants believe that if a Fund’s Shares begin trading on an Exchange at a discount to the intraday value of the Dynamic SSRSM Portfolio, an arbitrageur could purchase the Shares in secondary market transactions and, after accumulating enough Shares to comprise a Creation Unit, redeem the Creation Unit from the Fund at the NAV of the Shares.  In addition to purchasing the Shares, the arbitrageur is also likely to hedge its intraday risk.  Thus, when Shares are trading at a discount to the intraday value of the Dynamic SSRSM Portfolio, the arbitrageur may short the securities in the Creation Basket.  At the end of the day, the arbitrageur would return the Creation Unit of Shares in exchange for the securities in the Dynamic SSRSM Portfolio, which it would then use to cover its short positions.  The purchases of the Shares would reduce the supply of Shares in the market, and thus tend to drive up the market price of the Shares to a level closer to the value of the securities in the Dynamic SSRSM Portfolio.  As a result, Applicants believe that investors would be able to purchase and sell Shares in the secondary market at prices that are close to their NAV.
Market participants also can engage in arbitrage without using the creation or redemption processes.  For example, if a Fund is trading at a premium to the Dynamic SSRSM Portfolio, the market participant may sell Shares short and take a long position in the Dynamic SSRSM Portfolio securities, wait for the trading prices to move toward parity, and then close out the positions in both the Shares and the securities, to realize a profit from the relative movement of their trading prices.  Similarly, a market participant could buy Shares and take a short position in the Dynamic SSRSM Portfolio securities in an attempt to profit when Shares are trading at a discount to the Dynamic SSRSM Portfolio.
Applicants also expect that Exchange Market Makers, acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.  Exchange Market Makers have indicated to the Applicants that the publication of the Dynamic SSRSM Portfolio will provide more transparency than currently available with respect to some index-based ETFs, and that they expect to have little difficulty engaging in hedging and arbitrage activities.
Applicants believe that spreads in connection with the trading of ETF shares are primarily a factor of the underlying costs to Exchange Market Makers of obtaining or hedging the portfolio assets of the ETF.  If an ETF consists of highly liquid and accessible securities with narrow spreads, Applicants would expect that the secondary market trading in the ETF shares also would have narrow spreads.  By contrast, if the ETF consists of less liquid securities with wide spreads, Applicants would expect the secondary market trading in the ETF shares to have wider spreads to account for the increased costs to the Exchange Market Makers of transacting in the portfolio securities.  Exchange Market Makers have indicated to the Applicants that the proposed Shielded AlphaSM ETFs do not present any material deviations from these existing characteristics of trading in ETF shares.  Exchange Market Makers have indicated to the Applicants that the proposed level of transparency of the holdings of Shielded AlphaSM ETFs through the Dynamic SSRSM Portfolio appears sufficient to enable Exchange Market Makers to provide bids/offers throughout the trading session that are consistent with the bids/offers currently provided for active ETFs that publish their portfolios and hold securities from similar asset classes.  Applicants note that, unlike Other ETF Structures, the Funds will publish a basket (the Dynamic SSRSM Portfolio) that consists of the same securities as the actual portfolio.  This helps ensure that the Dynamic SSRSM Portfolio and the actual portfolio will be subject to the same individual stock risk, and volatility experienced in the stock prices of actual portfolio securities will be reflected in both the Dynamic SSRSM Portfolio and the actual portfolio, regardless of the assets held by the Fund.37  As a result, Applicants believe that expanding the range of a Fund’s possible investments to include the Portfolio Instruments will not affect the arbitrage process for the Funds. In addition, the Funds also will not purchase any securities that are illiquid investments (as defined in Rule 22e-4(a)(8)) at the time of purchase. The liquidity and pricing transparency of these securities should facilitate the ability of Exchange Market Makers, arbitrageurs, and other market participants to readily assess the approximate intraday value of the Shares based on the publication of the Dynamic SSRSM Portfolio and to make appropriate hedging and arbitrage decisions, as discussed above.  This in turn should contribute to the efficient pricing of the Shares in secondary market trading.
3. Board Oversight.
Notwithstanding the Applicants’ expectations about the efficiency of the secondary market trading of Shares, Applicants understand that the use of the Dynamic SSRSM Portfolio by an actively managed ETF rather than full portfolio transparency would be a new development.  Applicants recognize that publication of the Dynamic SSRSM Portfolio is not the same level of transparency as the publication of the full portfolio by a fully transparent active ETF, and could cause the Funds’ Shares to have wider spreads and larger premiums / discounts than would be seen for fully transparent active ETFs using the same investment strategies.
Given that this structure is unlike existing active ETFs, the Adviser will monitor on an on-going basis how Shares trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions.38  For at least the first three years after launch of each Fund,39 the Adviser will promptly call a meeting of the Board (and will present to the Board for its consideration, recommendations for appropriate remedial measures), and the Board will promptly meet, if the Tracking Error exceeds 1%, or if, for 30 or more days in any quarter or 15 days in a row, the absolute difference between either the Closing Price or the Bid/Ask Price, on one hand, and NAV, on the other, exceeds 2.00% or the bid/ask spread exceeds 2.00%.40  In such a circumstance, the Board will consider the continuing viability of the

[37]	Because the weightings of the Dynamic SSRSM Portfolio and the actual portfolio generally will not match exactly, there will be some difference in the risk exposures.
[38]
If securities representing 10% or more of a Fund’s portfolio do not have readily available market quotations, Applicants would promptly request the Exchange to halt trading on the Fund.  Applicants recognize that many retail investors do not have the tools to identify and monitor such major disruptions in the market, and believe the 10% threshold strikes an appropriate balance between two competing interests of a Fund’s investors:  (1) protection from the potential significant negative impact of unusual market events and (2) the ability to freely trade Shares of a Fund.

[39]	After the first three years, the Fund’s Board will determine whether extending such three-year term is appropriate for the protection of the Fund’s shareholders.
[40]
Applicants believe the proposed time periods and pricing differential threshold strikes an appropriate balance between investors’ need for an orderly market and the need for additional Board review.  Applicants reserve the

Fund, whether shareholders are being harmed, and what, if any, action would be appropriate to among other things, narrow the premium/discount or spread, or Tracking Error, as applicable.41  The Board will then decide whether to take any such action.  Potential actions may include, but are not limited to, changing lead market makers, listing the Fund on a different Exchange, changing the size of Creation Units, changing the Fund’s investment objective or strategy, and liquidating the Fund.
K. Other Possible Concerns Regarding the ETF Relief
1. Investor Confusion about Dynamic SSRSM Portfolio
The Fund will not misrepresent the Dynamic SSRSM Portfolio as the actual portfolio.  In fact, given that the fundamental reason for developing the Shielded AlphaSM Solution is to avoid public disclosure of the exact portfolio, Applicants have no incentive to misrepresent the Dynamic SSRSM Portfolio as the actual portfolio.  In order to avoid any confusion, the Legend will highlight the distinction between the Dynamic SSRSM Portfolio and the actual portfolio.  In addition, the daily disclosure of the Dynamic SSRSM Portfolio on the Fund website will be accompanied by prominent disclosure that the Dynamic SSRSM Portfolio is not expected to represent the actual portfolio of the Fund because the weightings of the securities in the Dynamic SSRSM Portfolio generally are different from the weightings of the securities in the actual portfolio.  The disclosure of the Guardrail Amounts also will highlight the possible differences in weightings between the securities in the Dynamic SSRSM Portfolio and the securities in the actual portfolio.
2. Market Impact
Because the Dynamic SSRSM Portfolio will only contain the same securities as in the actual portfolio, the use of the Dynamic SSRSM Portfolio as the Creation Basket will not cause transactions in securities that are not in the portfolio.  In addition, the minimum required overlap in weightings will ensure that the weightings of the individual securities in the Dynamic SSRSM Portfolio are close to the weightings of those securities in the actual portfolio, and the differences in weightings should not cause market transactions that have an unwarranted market impact on the prices of the securities.  This approach helps to ensure that an Authorized Participant that purchases securities to construct a Creation Basket would engage only in market transactions that would be appropriate for the Fund and consistent with the transactions in which the Fund portfolio manager would otherwise engage as part of the normal portfolio management of the Fund.42 right to adopt additional or lower (i.e., less than 1.00% for the Tracking Error or less than 2.00% for the others) thresholds to the extent deemed appropriate and approved by a Fund’s Board.
[41]
For at least the first three years after launch of each Fund, the Board will also undertake these considerations on an annual basis, regardless of whether the Fund’s preset thresholds have been crossed.

[42]
The Commission previously issued exemptive orders to index ETFs that could utilize Creation Baskets that contained subsets of the index ETF portfolio holdings as long as the performance of the Creation Basket was highly correlated to the performance of the index ETF portfolio.  Such Creation Baskets necessarily would contain securities that would be weighted differently than the securities in the actual portfolio.  The Applicants’ Shielded AlphaSM Solution similarly proposes to use a published correlated basket that will track the

3. Reverse Engineering
As described above, Shielded AlphaSM ETFs will have a high level of portfolio transparency, but the Dynamic SSRSM Portfolio generally will not reveal the exact weightings of the portfolio contents of the Fund on any given day, nor will the Dynamic SSRSM Portfolio permit market participants to assess changes in the weightings of the positions in the actual Fund portfolio from day-to-day. 43  In light of the non-public and randomly-generated amount of asset overlap each day, Applicants also believe that third parties could not reverse engineer the Dynamic SSRSM Portfolio to derive the actual weightings of the portfolio securities on a given day.  More generally, Applicants note that they will operate the Funds in a manner designed to minimize the risk of reverse engineering.  This would prevent third parties from effectively front-running or free-riding the Funds’ strategies.  Accordingly, the Dynamic SSRSM Portfolio will shield the alpha generating strategies of the portfolio manager of the Fund while allowing arbitrageurs and market participants to be able to use the component securities in the Dynamic SSRSM Portfolio to calculate intraday values that approximate the value of the actual portfolio.  Market participants will have substantial information about the portfolio, but no specific knowledge of the trading decisions of the portfolio manager.
4. Protecting Confidential Information
Because the Funds will not disclose the actual weightings of the Portfolio Instruments of the Fund on a daily basis, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than in other ETFs.  Accordingly, the Fund and persons acting on behalf of the Funds will be required to comply with Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein will not apply).
III. Funds of Shielded AlphaSM ETFs.
A. The Investing Funds.
As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act performance of the portfolio of the actively managed ETF.  Accordingly, Applicants believe that the Dynamic SSRSM Portfolio will not create any new issues regarding market impact on trading prices of portfolio securities.

[43]
Because the specific amount of overlap in weightings would be randomly generated each day, it is theoretically possible, although extremely unlikely, that the Dynamic SSRSM Portfolio could have a 100% overlap with the weightings of the securities in the actual portfolio on a given day.  However, because the specific amount of overlap is not disclosed, market participants still would not know under such circumstances that the Dynamic SSRSM Portfolio on that day reflected the weightings of securities in the actual portfolio.

(each, an “Investing Fund Sub-Adviser”).  Each Investing Fund Adviser will be registered as an investment adviser under the Advisers Act.  Any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act, unless not required to register.
B. Proposed Transactions.
Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1)(A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.
C. Fees and Expenses.
Shares of the Funds will be sold by the Funds without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.
D. Conditions and Disclosure Relating to Section 12(d)(1) Relief.
To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief even though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Adviser that is the same as the Investing Fund Adviser or Sponsor, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company.
IV. Request for Exemptive Relief and Legal Analysis.
Applicants request a Commission Order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.
Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.  Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.
A. Sections 2(a)(32) and 5(a)(1) of the 1940 Act.
Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an Order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units only.
Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV in line with ETFs in comparable asset classes
Applicants believe that the Funds will not present any new issues with respect to the exemptions granted to them in the Prior Order and to traditional index ETFs and active ETFs prior to the adoption of Rule 6c-11. While Applicants recognize that the potential for wider spreads and more significant deviations between a security’s Bid/Ask Price and NAV exists with actively managed ETFs that do not publish their portfolios on a daily basis, Applicants believe that the Shielded AlphaSM Solution described above will provide an effective alternative to full portfolio transparency.  As noted above, each Fund will disclose a substantial amount of the weightings of the contents of its portfolio. Since market participants will have access to this information at all times, the risk of material deviations between NAV and market price is similar to that which exists in the case of other index-based and actively managed ETFs. Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion. Thus, Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
B. Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act.
Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.
Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on the Exchange. The Shares will trade on and away from the Exchange44 at all times on the basis of current bid/ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.
The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.45
Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In this factual setting, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Applicants also do not believe that the fact that a Creation Unit of Shares can be purchased or redeemed at NAV, while individual Shares can trade at market prices creates the potential for discrimination or preferential treatment among investors. As described above, Applicants believe that the ETF

[44]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.
[45]	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

structure and the Shielded AlphaSM Solution will facilitate arbitrage activity, which should limit the differences between NAV and market prices. Accordingly, all investors will be able to transact in Shares at prices at or close to NAV in line with ETFs in comparable asset classes, whether the investors are transacting in the secondary market or through purchases or redemptions with the Fund, as a result of the ability to create or redeem Shares at NAV.  Any profits that are generated as a result of arbitrage transactions would not be a result of any unjust discriminatory or preferential treatment between arbitrageurs and ETF investors.  Such profits would result from a trading strategy that is unique to arbitrageurs and that benefits all investors as it works to reduce the difference between NAV and secondary market price in line with ETFs in comparable asset classes.  Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on an Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer should have an advantage over another Broker in the sale of Shares.
As noted in Section II.J. above, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds.  This feature of trading intraday at market prices would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.
Applicants also believe that the Funds will not present any new concerns with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
Applicants note that in considering previous requests by ETFs for relief from Section 22(d) and Rule 22c-1, the Commission has focused on whether the ETF’s arbitrage mechanism addresses the concerns underlying those provisions.  As noted earlier, the Commission generally has granted relief from Section 22(d) and Rule 22c-1 to actively managed ETFs that provide daily transparency of their portfolio holdings.  The Commission has noted that an effective arbitrage mechanism that maintains a close tie between market price and NAV is the foundation for why the prices at which retail investors buy and sell ETF shares are similar to the price at which Authorized Participants are able to buy and redeem shares directly from the ETF at NAV.  Applicants believe that the Shielded AlphaSM Solution proposed by Applicants can also work in an efficient manner to maintain secondary market prices of Shares close to their NAV.  Applicants recognize that the lack of full transparency may cause the Shares to trade with spreads and premiums/discounts that are larger than those of comparable, fully transparent ETFs.  Nonetheless, as long as arbitrage continues to keep the secondary market price of the Shares close to NAV, and does so efficiently so that spreads remain narrow, Applicants believe that investors would benefit from the opportunity to invest in active strategies through a vehicle that offers the traditional benefits of ETFs.46

[46]	See Precidian Notice at paragraph 26.

C. Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief.
Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to allow certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind.
Section 17(a)(1) of the Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust... by the depositor thereof.
Section 17(a)(2) makes it unlawful
for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal-- knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).
An “affiliated person” of a person, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the Act “any person, directly or indirectly, controlling, controlled by or under common control with, such other person.” Section 2(a)(9) of the Act defines “control” as
...the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.
The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company, or series thereof, advised by the Adviser (an “Affiliated Fund”). A large institutional investor could own more than 5% of a Fund, or in excess of 25% of a Fund, making that investor a first-tier affiliate of the Fund under Section 2(a)(3)(A) or (C). In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more, or in excess of 25%, of such other Affiliated Fund, making that investor a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Sections 17(a)(l) and 17(a)(2) could be read to prohibit such person from purchasing and redeeming Shares through in-kind transactions with the Fund.
Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.47  Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) pursuant to Sections 6(c) and 17(b) to permit persons that are first-tier affiliates or second-tier affiliates of the Funds solely by virtue of: (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in kind.
Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund. Both the deposit procedures for in-kind purchases of Creation Units of Shares and the redemption procedures for in-kind redemptions will be effectuated in exactly the same manner for all purchases and redemptions and for all purchasers and redeemers. There will be no discrimination among purchasers or redeemers. Except in the circumstances described in Section II.F.1. above, the Creation Basket composition will be the same regardless of the identity of the purchaser or redeemer.
The Creation Basket will consist of instruments that are appropriate, in type and amount, for inclusion in light of the Fund’s investment objectives and policies, current Portfolio Instruments and current trading program. All Creation Basket instruments will be valued in the same manner as they are valued for purposes of calculating the Fund’s NAV, and such valuation will be made in the same manner regardless of the identity of the purchaser or redeemer. Further, the total consideration paid for the purchase or redemption of a Creation Unit of Shares will be based on the NAV of such Fund, as calculated in accordance with the policies and procedures set forth in its registration statement.
As described above, the standard Creation Basket will be the Dynamic SSRSM Portfolio on each trading day, and will be generated through the use of an algorithm that is applied to the Portfolio Instruments.  An affiliated person, or affiliated person of an affiliated person, of the Fund, as described above, would not be able to influence the identities or quantities of the instruments in the standard Creation Basket because it would have no control or influence over

[47]
Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be affiliated persons or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the Act. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

the Creation Basket as generated by the Adviser’s proprietary algorithm.  Accordingly, Applicants believe that there is no opportunity for shareholders to influence the securities to be included in the standard Creation Basket.  Under these circumstances, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of a Fund by any Creation Unit investor. Moreover, each Fund will adopt Basket Procedures that will govern the construction of baskets and the process used for acceptance of baskets, including Custom Baskets, as envisioned by Rule 6c-11.
In addition, Applicants note that the ability of a Fund to take deposits and make redemptions in kind may aid in achieving the Fund’s investment objectives by allowing it to be more fully invested, minimizing cash drag and reducing flow-related trading costs. In-kind transactions may also increase a Fund’s tax efficiency and promote efficient secondary market trading in Shares by reducing Transaction Fees applicable to purchases and redemptions of Shares.
For the reasons set forth above, Applicants contend that, with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act. Applicants also contend that, with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Thus, Applicants request the Order under Sections 6(c) and 17(b) in respect of Sections 17(a)(1) and 17(a)(2).
D. Section 22(e) of the 1940 Act.
Section 22(e) provides in relevant part that:
No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption...
Applicants observe that the settlement of redemptions from Funds will be contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which they invest to the extent that Applicants seek to incorporate foreign investments in Creation Baskets distributed to redeeming shareholders. Applicants represent that, under certain circumstances, the delivery cycles for transferring foreign investments to redeeming shareholders, coupled with local market holiday schedules, may require a delivery process of up to 15 calendar days, rather than the seven calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) with respect to a Fund’s delivery of foreign investments in its Creation Basket when delivered in-kind, in order to provide payment or satisfaction of redemptions more than seven days after tender.  A Fund will deliver the foreign investments as soon as practicable, but in all cases no later than 15 days following the tender of a Creation Unit of Shares.48
            Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants contend that allowing redemption payments for Shares of a Fund to be made up to the number of days indicated above would be consistent with the spirit and intent of Section 22(e) and afford adequate investor protection.

Applicants believe that no significant additional system or operational procedures (beyond those already in place in relevant jurisdictions) will be needed to effect in-kind redemptions of Funds using foreign investments. Applicants believe that using in-kind redemptions can enhance a Fund’s tax efficiency and promote more efficient secondary market trading by reducing Transaction Fees applicable to redeeming shareholders.  Applicants are not seeking relief from Section 22(e) with respect to Funds that do not effect redemptions in kind.49
Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Shares, and that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Given the facts recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act. Accordingly, Applicants hereby request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected Funds.
E. Section 12(d)(1) of the 1940 Act.
Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds,

[48]
Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations that Applicants may otherwise have under Rule 15c6-l under the Exchange Act. Rule 15c6-l requires that most securities transactions be settled within three business days of the trade date.

[49]	The requested exemption from Section 22(e) of the 1940 Act would only apply to the extent that the Creation Basket includes foreign investments delivered in-kind.

their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(l)(B) of the 1940 Act.
Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.
Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.50 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.51  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.
“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”52
Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).53 These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).54
Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that an Investing Fund enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).
The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the Order.  Condition B.1 limits the ability of an Investing Fund’s Advisory

[50]	House Hearing, 76th Cong., 3d Sess., at 113 (1940).
[51]	Hearing on S. 3580 Before the Subcomm. Of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).
[52]	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).
[53]	See, H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).
[54]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.
For purposes of this Application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser. The condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.
Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund, and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities.
Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”
A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A).

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.
Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“independent directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.
In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.
Under Condition B.5, an Investing Fund Adviser, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in FINRA Rule 2341.
The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company.55 No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes or if the Fund invests in a Wholly Owned Subsidiary that is a wholly owned and controlled subsidiary of the Fund as described in the Application. Thus, in

[55]
Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the 1940 Act. The FOF Participation Agreement also will include this acknowledgment.

keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits, except in limited circumstances. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from Section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.
As noted above, the Funds may invest in Wholly Owned Subsidiaries to pursue their investment objectives and/or for the purpose of assuring that the Funds qualify as RICs under Subchapter M of the Code.  The use of a Wholly Owned Subsidiary in this limited context and for this limited purpose does not raise the concerns about undue influence, layering of fees and complex structures that Section 12(d)(1) was designed to prevent.  Applicants represent that (1) a Fund is the sole legal and beneficial owner of its Wholly Owned Subsidiary, which addresses any concerns regarding pyramiding of voting control as a means of undue influence; (2) the Adviser or Sub-Adviser will manage the investments of both a Fund and its Wholly Owned Subsidiary, thus further eliminating any concerns over undue influence by the Adviser or Sub-Adviser; (3) each Fund is aware that its investment in a Wholly Owned Subsidiary enables the Fund to continue to qualify as a RIC; and (4) there is no inappropriate layering of fees and expenses as a result of a Fund investing in a Wholly Owned Subsidiary.  A Fund that invests in a Wholly Owned Subsidiary will consolidate its financial statements with the Wholly Owned Subsidiary’s financial statements, provided that U.S. GAAP or other applicable accounting standards permit consolidation.  In assessing compliance with the asset coverage requirements under Section 18(f) of the 1940 Act, a Fund will deem the assets, liabilities and indebtedness of a Wholly Owned Subsidiary in which the Fund invests as its own.  In addition, the expenses of the Wholly Owned Subsidiary are included in the total annual fund operating expenses in the Prospectus of the relevant Fund.  A Wholly Owned Subsidiary may rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act to exempt it from registration as an investment company.
On the basis of the foregoing, Applicants believe that an exemption from (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from Section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of the limits set forth therein satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.
F. Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief.
Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.
Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Investing Fund, and direct sales and redemptions of its Shares with an Investing Fund and any accompanying in-kind transactions could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are subadvised by an Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.
Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:
(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;
(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and
(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.
The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.
Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.
Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.56
Second, the proposed transactions directly between Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.
Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
G. Discussion of Precedent.
The ETF Relief and Section 12(d)(1) Relief are substantially the same as relief previously granted by the Commission in the Prior Order.  In addition, the Commission has granted orders to permit other active ETFs that will not publish their portfolios daily.57  In Rule 6c-11, the Commission has permitted active ETFs that publish their portfolios daily to invest in Portfolio Instruments and to utilize Custom Baskets.  As explained above, Applicants believe that the Funds should have this same flexibility.
Applicants also note that the parameters and arguments for the relief from Section 17(a) to permit certain affiliated persons to effectuate purchases and redemptions of Creation Units in-

[56]
Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.  To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

[57]	See supra, note 8.

kind by using Creation Baskets that are not generally pro rata slices of the actual portfolio is consistent with the relief that the Commission has granted to exchange-traded managed funds, another type of exchange-traded product that does not provide full portfolio transparency on a daily basis. 58
The request to permit Future Applicants to apply for a separate exemptive order that incorporates by reference all the terms and conditions of this application and any amendments thereto also follows the approach that the Commission permitted with respect to the first application to permit exchange-traded managed funds.59
V. Conditions.
Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:
A. ETF Relief.
1. As long as a Fund operates in reliance on the requested Order, the Shares of the Fund will be listed on an Exchange.
2. The website for the Funds, which will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and Closing Price or Bid/Ask Price, a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV, and any other information regarding premiums and discounts as may be required for other ETFs under Rule 6c-11 under the 1940 Act, as amended. The website will also disclose any information regarding the bid-ask spread for each Fund as may be required for other ETFs under Rule 6c-11 under the 1940 Act, as amended.
3. Each Fund will include the Legend in a prominent location on the outside cover page of its Prospectus, as well as on its website and any marketing materials.
4. On each Business Day, before the commencement of trading of Shares, each Fund will publish on its website a Dynamic SSRSM Portfolio and the Guardrail Amount for that day.
5. No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.
6. Each Fund will provide Commission staff with periodic reports (for which confidential treatment may be requested) containing such information as the Commission staff may request.

[58]	Eaton Vance Management Order.
[59]	Id.

7. Each Fund and each person acting on behalf of a Fund60 will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply).61
8. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively managed ETFs that disclose a proxy portfolio on each Business Day without fully disclosing the ETF’s entire portfolio at the same time.
9. Each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, (i) all written agreements (or copies thereof) between an Authorized Participant and the Fund or one of its service providers that allows the Authorized Participant to place orders for the purchase or redemption of Creation Units; (ii) a copy of the Dynamic SSRSM Portfolio published on the Fund’s website for each Business Day; and (iii) for each Creation Basket exchanged with an Authorized Participant, records setting forth (a) the ticker symbol, CUSIP or other identifier, description of holding, quantity of each holding, and percentage weight of each holding composing the Creation Basket exchanged for Creation Units; (b) if applicable, the identification of the Creation Basket as a Custom Basket and a record stating the Custom Basket complies with the Fund’s Basket Procedures; (c) the Cash Amount (if any); and (d) the identity of the Authorized Participant transacting with the Fund.
B. Section 12(d)(1) Relief.
1. The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.
2. No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.
3. The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably

[60]	For purposes of this condition, “person acting on behalf of a Fund” shall have the same meaning as “person acting on behalf of an issuer” for a closed-end investment company under 17 CFR 243.101(c).
[61]	See Selective Disclosure and Insider Trading, Release No. IC-24599 (Aug.15, 2000).

designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.
4. Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).
5. The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.
6. No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.
7. The Board of a Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.
8. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.
9. Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.
10. Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.
11. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.
12. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except (i) to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-

term cash management purposes, or (ii) if the Fund invests in a Wholly Owned Subsidiary that is a wholly owned and controlled subsidiary of the Fund as described in the Application.  Further, no Wholly Owned Subsidiary will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes.
VI. Procedural Matters.
Applicants file this Application in accordance with Rule 0-2 under the 1940 Act.  Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application.  Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.  In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions.  Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.  In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.
Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.

Blue Tractor ETF Trust

By:	/s/Terence William Norman
Terence William Norman President

Blue Tractor Group, LLC

By:	/s/Terence William Norman
Terence William Norman Member

VERIFICATION
RULE 0-2(d)
BLUE TRACTOR ETF TRUST
The undersigned states that he has duly executed the attached Application dated January 2, 2020, for and on behalf of Blue Tractor ETF Trust; that he is the President of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Blue Tractor ETF Trust

By:	/s/Terence William Norman
Terence William Norman President

VERIFICATION
RULE 0-2(d)

BLUE TRACTOR GROUP, LLC
The undersigned states that he has duly executed the attached Application dated January 2, 2020, for and on behalf of Blue Tractor Group, LLC; that he is a Member of Blue Tractor Group, LLC; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Blue Tractor Group, LLC

By:	/s/Terence William Norman
Terence William Norman Member

RESOLUTIONS OF BLUE TRACTOR ETF TRUST

RESOLVED, that the filing by the Trust of an application for an order of the U.S. Securities and Exchange Commission be, and it hereby is, authorized and approved:

(1) Under Section 6(c) of the 1940 Act, for exemptions from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 thereunder;

(2) Under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act; and

(3) Under Section 12(d)(1)(J) of the 1940 Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act;

to permit, among other things:

(a) each of the Trust’s series (collectively referred to as “Funds”) to issue shares of beneficial interest (“Shares”) that are generally redeemable in large aggregations only;
(b) secondary market transactions in Shares at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act;
(c) relief from the seven calendar day redemption requirement for certain funds under specified limited circumstances;
(d) certain affiliated persons of the Funds to deposit securities into, buy securities and receive securities from, and sell securities to, the Funds in connection with the purchase and redemption “in-kind” of Shares of such Funds;
(e) management investment companies and unit investment trusts that are not advised by Blue Tractor Group, LLC (“Blue Tractor”) or an entity controlling, controlled by or under common control with Blue Tractor, and not part of the same “group of investment companies” as the Funds (such management companies and unit investment trusts are collectively referred to herein as the “Acquiring Funds”), to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A); and
(f) each Fund, any principal underwriter for such Fund and any broker to sell Shares of the Funds to an Acquiring Fund beyond the limits of Section 12(d)(1)(B); and

(4) such other relief as the officers of the Trust, in consultation with Trust counsel, deem necessary, desirable or appropriate; and it is further

RESOLVED, that the proper officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such application as may be necessary or appropriate; and it is further

RESOLVED, that such application shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust, now or hereafter appointed, are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions with respect to the application and the matters described therein.

Appendix A

Initial Fund

Applicants currently expect the Initial Fund to be the Blue Tractor Large Cap Equity Fund, which would seek total return by investing primarily in large capitalization, domestic equity securities.  Under normal circumstances, the Initial Fund would invest at least 80% of its net assets in the securities of domestic large capitalization companies, which are defined as companies included in the S&P 500 Index at the time of purchase.  The Adviser would select investments by using fundamental analysis of factors such as an issuer’s financial condition and industry position, as well as market and economic conditions.